UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Daleen Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23427N 10 4

(CUSIP Number)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23427N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,886,089 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,886,089 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,886,089 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) HC, IC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,886,089 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,886,089 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,886,089 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vesbridge Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,908,586 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,908,586 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,908,586 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The name of the issuer is Daleen Technologies, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is 902 Clint Moore Road, Suite 230, Boca Raton, FL 33487.

Item 2.
(a)

Name of Person Filing

The St. Paul Travelers Companies, Inc. (“The St. Paul”), St. Paul Fire and Marine Insurance Company (“F&M”) and Vesbridge Partners, LLC (“Vesbridge”).  The St. Paul, F&M and Vesbridge are collectively referred to herein as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence

The principal business address of each of The St. Paul and F&M is 385 Washington Street, St. Paul, Minnesota  55102.  The principal business address of Vesbridge is 1700 West Park Drive, Westborough, MA 01581.

	(c)	Citizenship Each of The St. Paul and F&M is a Minnesota corporation. Vesbridge is a Delaware limited liability company.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 23427N 10 4.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  each of The St. Paul and F&M may be deemed to own beneficially 3,886,089 shares of Common Stock of the Issuer, and Vesbridge may be deemed to beneficially own 3,908,586 shares of Common Stock of the Issuer.  F&M is a wholly owned subsidiary of The St. Paul.  F&M owns a controlling interest of St. Paul Venture Capital IV, LLC (“SPVC IV”) and St. Paul Venture Capital VI, LLC (“SPVC VI”).    SPVC IV, SPVC VI and St. Paul Venture Capital Affiliates Fund I, LLC (“SPVC Affiliates”) are jointly managed by Vesbridge and Split Rock Partners, LLC; however, voting and investment power over the shares has been delegated solely to Vesbridge.  Voting and investment power with respect to the shares has been delegated by Vesbridge to four individuals, who require a two-thirds vote to act.  The St. Paul, F&M and Vesbridge may be deemed to beneficially own the following: Through SPVC IV, 795,566 shares of Common Stock. Through SPVC VI, 2,207,534 shares of Common Stock issuable upon conversion of 18,028 shares of Series F preferred stock (at a conversion price of $0.906 per share), and 882,989 shares of Common Stock that will be issuable upon the conversion of 7,211 shares of Series F preferred stock (at a conversion price of $0.906 per share) that may be acquired upon exercise of Series F Warrants.  Both of the Series F preferred stock and the Series F Warrants are convertible or exercisable within 60 days. In addition, Vesbridge may be deemed to beneficially own, through SPVC Affiliates, 22,497 shares of Common Stock.  By virtue of the affiliate relationships among The St. Paul, F&M, Vesbridge, SPVC IV, SPVC Affiliates and SPVC VI, Vesbridge may be deemed to own beneficially 3,908,586 shares described in this Schedule 13G.  By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV and SPVC VI, The St. Paul and F&M may be deemed to own beneficially 3,886,089 shares described in this Schedule 13G.  Hence, each of The St. Paul and F&M may be deemed to beneficially own 3,886,089 shares of Common Stock of the Issuer, and

Vesbridge may be deemed to beneficially own 3,908,586 shares of Common Stock of the Issuer.

The filing of this Statement shall not be construed as an admission that The St. Paul, F&M or Vesbridge is the beneficial owner of any securities covered by this Statement.

(b)           Percent of class:  The St. Paul and F&M:  7.8% and Vesbridge:  7.8%.  The foregoing percentages are calculated based on the 46,929,372 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended March 31, 2004.

	(c)	Number of shares as to which Vesbridge has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,908,586
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,908,586
	(c)	Number of shares as to which the The St. Paul and F&M has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,886,089
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,886,089

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2004.

THE ST. PAUL COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

VESBRIDGE PARTNERS, LLC

By:	/s/ Zenas W. Hutcheson III
Zenas W. Hutcheson III
Its:	Senior Managing Director